Mail Stop 3561
		June 16, 2005


Trent Sommerville, President
Heartland Inc.
3300 Fernbrook Lane
Plymouth, MN 55447

	Re:      Heartland Inc.
			Form 10-KSB for Fiscal Year Ended
			December 31, 2004
			Filed March 31, 2005

Dear Mr. Sommerville:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Financial Statements

Acquisitions

1. The financial statements for the three companies acquired in December 2004 have not yet been filed. Financial statements of an acquired business must be filed in an amended Form 8-K not later than
71 calendar days after the day that the initial report on Form 8-K must be filed. Please file the financial statements required by Item
310(c) of Regulation S-B immediately.

2. The company issued 1,256,000 shares of common stock to the shareholders of Mound Technologies, Inc. ("Mound") in exchange for all of the outstanding shares of Mound. Prior to the transaction, the registrant had no material operations and minimal net assets. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by Mound for the net monetary assets of the registrant, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Because Mound is essentially the acquiror for accounting purposes, the accumulated deficit of the company after the transaction should equal the accumulated deficit of Mound, adjusted for any transaction costs. The accumulated deficit of the registrant, Inc. at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. The financial statements for periods prior to the merger should be those of Mound. Please revise the financial statements accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

3. We note the "elimination of preacquisition earnings (loss)" on the statement of operations. Please tell us the transactions that gave rise to this account and provide us with your source in the accounting literature that supports this presentation.

4. We note revenue of approximately $50 million on the statement of operations for the year ended December 31, 2004. In MD&A, you state that sales in 2004 were a result of the acquisitions of the three companies in 2004. These companies were not acquired until the end of December 2004, and thus it appears that you may have recorded the revenues from the three companies prior to your acquisition of them.
Please refer to SFAS 141 and revise your statements of operations accordingly.

Note N - Litigation

5. You state that the company is contingently liable for $428,000.
Please revise to clarify if this amount is recorded in the financial statements. Refer to SFAS 5.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before July 8, 2005. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Babette Cooper at (202) 551-3396 or me at
(202)
551-3871 if you have any questions.


Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

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Trent Sommerville
Heartland Inc.
June 16, 2005
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